SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

With copies to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 16, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:       Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus IX LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,613,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,613,907
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,613,907
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”).  As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons have, however, determined they will no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D).  Accordingly, the Reporting Persons filed a separate Schedule 13D with the SEC on March 16, 2012 (the “Schedule 13D”).  Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 1 to Schedule 13D.  All capitalized terms used herein but not defined, shall have the meaning set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

In order to retain its flexibility to increase its holdings of shares of Common Stock, WP IX filed a Notification and Report Form for Certain Mergers and Acquisitions with the Federal Trade Commission under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), and requested early termination of the waiting period pursuant to the HSR Act.  On April 16, 2012, early termination of the waiting period was granted.  As a result, WP IX is permitted under the HSR Act to purchase additional shares of Common Stock such that it could hold in excess of $136.4 million (subject to certain ownership percentage and other limitations in the HSR Act) in total “market value” (as computed pursuant to the HSR Act) of shares of Common Stock at the time of any such purchase. Subject to market conditions and other factors, WP IX may make acquisitions of additional shares of Common Stock from time to time.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2012
WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By:   Warburg Pincus IX LLC, its General Partner
By:   Warburg Pincus Partners LLC, its Sole Member
By:   Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

Dated: April 17, 2012	WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its Sole Member By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: April 17, 2012	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner
Dated: April 17, 2012	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Partner

Dated: April 17, 2012	WARBURG PINCUS LLC By: /s/ Scott A. Arenare Name: Scott A. Arenare Title: Managing Director
Dated: April 17, 2012	CHARLES R. KAYE By: /s/ Scott A. Arenare Name: Charles R. Kaye By: Scott A. Arenare, Attorney-in-Fact*
Dated: April 17, 2012	JOSEPH P. LANDY By: /s/ Scott A. Arenare Name: Joseph P. Landy By: Scott A. Arenare, Attorney-in-Fact**
* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.